Jeffrey P. Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 30, 2017

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Re:	Neurotrope, Inc.

Registration Statement on Form S-1 Filed December 19, 2016

File No. 333-215159

Ladies and Gentlemen:

On behalf of Neurotrope, Inc. (the “Company”), we hereby respond to the comments provided by a letter (the “Comment Letter”) dated January 3, 2017, from the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in relation to the Company’s Registration Statement on Form S-1, as originally filed with the Commission on December 19, 2016 (the “Form S-1”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1. We are also delivering three courtesy copies of this letter to the attention of Suzanne Hayes, Assistant Director of the Office of Healthcare and Insurance.

Incorporation of Information by Reference, page 119

1.	As it appears you may be a penny stock issuer, you are not eligible to incorporate information by reference under General Instruction VII.D.1.c of Form S-1. In this regard, we note that your common stock is traded on a market and at a price that does not meet the criteria set forth in Exchange Act Rule 3a51-1. Further, your net tangible assets do not appear to exceed the $2 million threshold set out in Exchange Act Rule 3a51-1(g), as your convertible preferred stock balance would be considered a liability when performing the net tangible assets calculation. Please revise to include all the information required by Form S-1 within the registration statement, or advise us of your basis to conclude that you are eligible to incorporate by reference on Form S-1.

Response: In response to the Staff’s comment, the Company confirms that it has removed the language pertaining to incorporation by reference from Amendment No. 1 and confirms that Amendment No. 1 includes all information required by Form S-1 within the registration statement. In addition, the Company has included revisions in Amendment No. 1 to reflect the 1-for-32 reverse stock split of the Company’s common stock that was effected on January 11, 2017.

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The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 692-6732 with any comments or questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz, Esq.

cc:	Robert Weinstein, Chief Financial Officer, Neurotrope, Inc.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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